SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated March 20, 2007 relating to the Registrant’s audited results for the financial year ended December 31, 2006 and key performance indicators for the quarter ended December 31, 2006.

1.2	Press Release dated March 20, 2007 relating to the Registrant’s results for the financial year ended December 31, 2006 and key performance indicators for the quarter ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER

HIGHLIGHTS

		2005	2006		Change
		HK$ millions	HK$ millions		%
Continuing operations:
Turnover		24,356		33,378	+37%
Operating profit before disposal of investments and others		2,083		5,001	+140%
Profit before taxation		636		2,402	+278%
Profit/(loss) for the year		(150)		1,576	—
Profit/(loss) attributable to equity holders of the Company		(768)		201	—
Earnings/(loss) per share	HK$	(0.17)	HK$	0.04	—

•	Record profit for the year of HK$1,576 million from a loss in 2005

•	Mobile customer base continues to grow, up 75% to 30 million worldwide

•	37% increase in revenue to HK$33,378 million

•	56% increase in EBITDA to HK$10,077 million

•	Profit attributable to equity holders turns positive to HK$201 million

•	Positive earnings per share for the full year

•	Proposed sale of India interests at significant premium

CHAIRMAN’S STATEMENT

2006 marked a turning point for Hutchison Telecom with most of our businesses exceeding our expectations. As a result I am delighted to report excellent results for the year with the first profit attributable to equity holders of just over HK$200 million. In particular we saw strong operating results from both India and Israel, a welcome return to operating profit at the mobile business in Hong Kong and a further reduction in the operating loss from Thailand.

Building on the foundation we established last year, our mobile customer base has continued to grow at a robust pace. At the end of December 2006, our customer base was nearly 30 million, representing year-on-year growth of 75%. This growth drove the underlying increase in the Group’s turnover and profits.

I am particularly pleased to report on the proposed sale of the Group’s interests in India, an excellent example of our strategy of creating value in emerging mobile markets and realising that value for the benefit of shareholders at the right time. Against a backdrop of a rapidly increasing customer base, we saw a substantial increase in the value of our business in India, which attracted some of the world’s leading mobile operators to approach and ultimately make an offer for the Group’s entire interests in its Indian mobile telecommunications operation comprising Hutchison Essar Limited and its subsidiaries (“Hutchison Essar”). As a result the Board of Directors recommended that shareholders accept an offer from Vodafone that valued the Group’s interests at approximately HK$86,570 million (approximately US$11,080 million). Having built one of the most successful, respected and valuable businesses serving India’s growing telecom market, we are delighted to have been able to achieve a substantial return on the Group’s investment at a significant premium. The sale is conditional on our shareholders’ approval (which has already been obtained) and Indian regulatory approvals.

The Board has announced its intention to declare a special dividend of HK$6.75 per share on completion of the sale, a level that exceeds the offer price of the Group’s shares at listing less than 2 1/2 years ago.

Having built an excellent group of businesses in several dynamic markets we are confident that the businesses will continue to drive growth in 2007. This year will mark the launch of operations in Vietnam and Indonesia, which promise to be exciting new markets. In addition, on completion of the sale of our interests in India, Hutchison Telecom will be amongst the best capitalised telecoms companies in the region and well placed to continue to exploit opportunities as they arise. I am confident that 2007 will continue to be a year of investment to further strengthen our position and take advantage of opportunities.

Results

The Group’s audited profit attributable to equity holders for the year was HK$201 million compared with a loss of HK$768 million in 2005. We have continued the progress reported in our interim results for 2006 and can now report basic earnings of HK$0.04 per share in the full year compared with a loss of HK$0.17 per share in 2005.

The Company did not declare any dividends for the year ended 31 December 2006.

Operations

Group Review

Financial results for the year ended 31 December 2006

Turnover from continuing operations increased 37.0% to HK$33,378 million in 2006, compared with HK$24,356 million in 2005, driven by growth in our customer base.

We again recorded a substantial increase in turnover from India, which contributed 46.3% of the Group’s turnover. Turnover from Israel represented 29.3%, whilst Hong Kong and Macau accounted for 19.8% (of which mobile operations accounted for 12.6% and fixed-line operations 7.2%).

In 2006 the Group increased its reported Earnings Before Interest, Taxation, Depreciation and Amortisation (“EBITDA”) by 56.2% to HK$10,077 million, compared with HK$6,450 million in 2005. Excluding start-up operations, all of the Group’s businesses recorded an increase in EBITDA, with particularly strong contributions from India and Israel. There was a strong increase in EBITDA from the mobile operations in Hong Kong and the first positive EBITDA recorded by the operations in Thailand. This was offset in part by start-up losses in Vietnam and Indonesia. As a percentage of turnover, EBITDA was 30.2% in 2006, compared with 26.5% in 2005.

Higher levels of investment led to higher depreciation but this was not enough to negate strong growth in operating profits, which increased to HK$5,045 million in 2006 from HK$2,154 million in 2005. Our mobile operations in Hong Kong returned to a positive operating profit of HK$247 million compared with a loss in 2005, reflecting continued progress in management initiatives begun in 2005.

Profit before taxation from continuing operations increased to HK$2,402 million from HK$636 million in 2005 despite increased interest charges resulting from higher levels of debt incurred in connection with increased investment plus several acquisitions made during the year.

The rate of increase in taxation expenses to HK$826 million in 2006 was not as great as the rate of increase in profit before taxation. This was due to the application of tax losses from India and the Hong Kong mobile operations against taxable profits generated in those markets during the year. As a result of the foregoing, profit from continuing operations was HK$1,576 million in 2006 compared with HK$202 million in 2005.

Operations Review

India

2006 was a landmark year for Hutchison Essar.

The year commenced with the acquisition of Hutchison Essar Cellular Limited (“HECL”, formerly BPL Mobile Cellular Limited) which added a further three circles - Kerala, Maharashtra and Tamil Nadu - to the 13 licence areas already operating.

In October 2006 Hutchison Essar’s customer base surpassed 20 million and ended the year at 23.3 million, an increase of 11.9 million customers in 2006 (which included 1.5 million customers acquired through HECL).

Unfortunately the acquisition of BPL Mobile Communications Limited (“BMCL”) did not conclude due to the failure of the vendor to complete the transaction resulting in the matter being referred to arbitration.

In October 2006, Hutchison Essar completed the acquisition of Essar Spacetel Private Limited (“Spacetel”), a company that had licence application for the licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. In December Spacetel obtained licences in six of these new circles. The only remaining pending licence, for the circle of Madhya Pradesh, was obtained in the first quarter of 2007. Hutchison Essar now has licences for all 23 licence areas in India positioning it to go to full nationwide coverage.

The increase in the Foreign Direct Investment cap to 74% in November 2005 provided the backdrop for the Group to consolidate its interest in Hutchison Essar. This occurred through the reorganisation of our holding companies in March 2006, which was followed by the acquisition of an indirect interest in IndusInd Telecom Network Limited (subsequently renamed Omega Telecom Holdings Private Limited), which holds 5.11% of Hutchison Essar, in August 2006.

Growth in the India business remains healthy despite continued competition in the market and some downward pressure on pricing. The Indian market has gone through a record period of customer growth with market net additions exceeding those of China towards the end of the year. This was driven by the rapid expansion of networks by all operators, including Hutchison Essar, and through attractive product offerings. The lifetime validity card and the introduction of other longer term validity prepaid products were amongst many tariff initiatives introduced by Hutchison Essar which resulted in growth being predominantly in prepaid. Nonetheless, ARPU during the year has remained relatively stable as usage trended upwards.

Turnover increased 54.6% to HK$15,455 million from HK$9,996 million in 2005. This mirrored the strong growth in Hutchison Essar’s customer base, which was the result of accelerated investment in the network and acquisition of additional telecommunications licence areas during the year.

EBITDA was HK$4,900 million in 2006 compared with HK$3,237 million in 2005. This represented an EBITDA margin of 31.7%, reflecting improvement in the EBITDA margin of the existing 13 licence areas to 33.3% compared with 32.4% in 2005 despite an accelerated rollout resulting in the recognition of additional operating costs prior to revenue realisation. This was offset in part by a lower EBITDA margin of 14.1% in the newly acquired HECL licence areas.

As a result of this strong operating performance, operating profit before disposal of investments and others was HK$3,628 million in 2006, an increase of 48.7% compared with HK$2,440 million in 2005.

Investment in Hutchison Essar’s network continued to be strong during the year and resulted in the doubling of the network to 22,075 cell sites. As a result, capital expenditure on fixed assets increased to HK$7,016 million, although this amount was somewhat lower than we had originally forecast due to lower capital expenditure in HECL and delays in the receipt of licences.

Hong Kong and Macau

The Group is one of the leading mobile and fixed-line telecommunications operators in Hong Kong.

Combined turnover from the Group’s fixed and mobile businesses in Hong Kong and Macau was HK$6,605 million in 2006. EBITDA from Hong Kong and Macau was HK$2,223 million in 2006, with an EBITDA margin of 33.7%.

Hong Kong Mobile

Competition continued to be intense in Hong Kong but the business fared well as it reaped the benefits of initiatives begun during 2005 and implemented stringent cost controls. Overall we were pleased to see the business recover and return to a positive operating profit, and we believe it is now well positioned to continue that progress in 2007.

Turnover increased 9.4% to HK$4,199 million in 2006 compared with HK$3,837 million in 2005. The increase was mainly driven by healthy growth in ARPU from 3G contract customers.

EBITDA was HK$1,349 million, up 75.4% compared with HK$769 million in 2005. This represented an EBITDA margin of 32.1% in 2006 compared with 20.0% in the previous year, mainly due to revenue growth and an improved operating cost structure which was the product of a number of cost-saving initiatives launched in 2005, including savings from the outsourcing of network maintenance, information technology and call centre operations.

As a result of this strong operating performance, operating profit increased to HK$247 million from a loss of HK$420 million in 2005.

Capital expenditure on fixed assets remained under strict control at HK$284 million representing 6.8% of turnover.

Hong Kong Fixed

The market for fixed-line services in Hong Kong saw some improvement in 2006 as some of the wholesale and retail prices began to firm against a backdrop of continued volume growth.

Turnover was HK$2,406 million, an increase of 9.2% compared with HK$2,204 million in 2005, with growth particularly strong in international and local data services and residential broadband services.

EBITDA was HK$874 million in 2006 compared with HK$696 million in 2005. This represented a strong improvement in the EBITDA margin to 36.3% compared with 31.6% in 2005, reflecting an improved operating cost structure resulting from a number of cost-saving initiatives launched in 2005 as well as growth in data services and broadband services.

As a result of the foregoing, operating profit increased over threefold to HK$259 million in 2006.

Capital expenditure on fixed assets remained closely monitored and was in line with our expectations at HK$466 million.

Israel

2006 was another very strong year for Partner Communications Company Ltd. (“Partner”), with the company again achieving record profitability levels.

Partner’s net total customer growth in 2006 was approximately 140,000, 71% of which was accounted for by growth in the business sector. The total customer base stood at approximately 2.7 million at year-end, with the 3G customer base accounting for more than 10% of the total, providing important revenue streams to support future revenue growth. Partner was also awarded two new telephony licences during 2006 - for transmission and fixed-line telephony - which will be instrumental in the next stage of broadening the portfolio of services offered to customers.

Partner’s turnover in 2006 increased to HK$9,796 million from HK$6,612 million in 2005. As the Group only began consolidating Partner’s results from 1 April 2005, on a like-for-like basis that includes Partner’s turnover during the first quarter of 2005, Partner’s turnover in 2006 increased by 12.0% over 2005. This increase reflected growth in the customer base as well as in the average minutes of use, offset by a reduction in the average tariff per minute, which was primarily explained by the effect of a Ministry of Communications-mandated reduction in interconnection tariffs in March 2006 and greater competition in the market. Data and content revenues (including SMS messages) increased over 30%, accounting for 9.4% of total revenues in 2006, compared with 7.9% in 2005.

EBITDA in 2006 increased to HK$3,179 million from HK$1,981 million in 2005. This represented an EBITDA margin of 32.5% in 2006 compared with 30.0% in 2005. On a like-for-like basis that includes Partner’s EBITDA during the first quarter of 2005, Partner’s EBITDA in 2006 increased by 18.4% compared with 2005, explained mainly by the increase in turnover, as well as lower depreciation costs, lower government royalty expenses, and the implementation of efficiency measures.

As a result of this stronger operating performance, operating profit before disposal of investments and others increased to HK$1,708 million in 2006 compared with HK$832 million in 2005. This represented 34.2% of the Group’s operating profit before disposal of investments and others.

Vietnam

In January 2007, we announced the launch of HT Mobile, Vietnam’s newest nationwide mobile communications service operator. HT Mobile operates the leading CDMA2000 1XEV-DO network in Vietnam under an investment licence granted to our business co-operation partnership with Hanoi Telecommunications Joint Stock Company in February 2005. In the fourth quarter of 2006, we opened three exclusive flagship shops and added major dealer shops in key cities for a friendly user trial.

Vietnam is one of the most vibrant and high growth economies in the region. HT Mobile’s launch marks a significant step forward towards Hutchison Telecom’s vision of achieving growth through investment in high potential markets. HT Mobile will provide Vietnamese customers with advanced wireless voice and high-speed multi-media data services, flexible call plans and a wide choice of handsets. With a young and technology-savvy population in the country, the demand for value-added voice and high-speed multi-media data services is growing exponentially. Leveraging Hutchison Telecom’s experience and resources in global procurement, content development and technology deployment, HT Mobile is well-positioned to become one of the fastest growing operators in Vietnam.

Indonesia

We made a strategic investment in July 2005 to enter the Indonesian mobile market in July 2005, a market we view as one of the key markets for growth in Asia, by acquiring a 60% stake in PT. Hutchison CP Telecommunications, a company with both 2G and 3G nationwide spectrum. We expect to launch commercial services in March 2007.

The Indonesian market fits our investment criteria of offering nationwide spectrum with a migration path to the advanced data services offered by 3G. It is a sizable market of over 245 million people and has penetration levels below average for the region.

The key milestone achieved to date is complete operational launch readiness. We believe we are well prepared for commercial launch on 30 March 2007.

During 2006 efforts were made to contain start-up losses through implementation of a very tight operating cost structure with a majority of cross-functional business elements outsourced to leading global service providers. Cost structures have been aligned to grow with future revenue growth. The network roll-out is further supported by a vendor financing facility.

With the introduction of innovative and cost effective services, we are confident that Indonesia will be one of our principal growth markets in the years to come.

Thailand

Considerable work has been undertaken since the end of 2005 to streamline our Thai operations and to reorient the business focus to better address the market. Our focus has been on managing the profitability of the customer base. The Group’s Thai operations are realising the benefits of these measures in improved financial performance and improved organisational efficiency. In 2006 Thailand reached the milestone of becoming EBITDA positive.

A sharp increase in promotional offers introduced at the beginning of 2006 contributed to significant tariffs reductions in the industry. This price war amongst operators was on-going throughout 2006. Our postpaid customer base decreased slightly whereas our prepaid customer base increased which had an impact on turnover. Despite the difficult operating environment, our strategy enabled us to experience less of a decline in ARPU than our competitors in Thailand.

Turnover was HK$1,017 million in 2006, compared with HK$1,045 million in 2005 reflecting extremely aggressive competition in the market and increase in the ratio of prepaid customers compared with postpaid customers.

EBITDA was HK$57 million in 2006 compared with a Loss Before Interest, Tax, Depreciation and Amortisation (“LBITDA”) of HK$15 million in 2005. This represented an EBITDA margin of 5.6% in 2006, reflecting success in improving the operating cost structure of the business as initiatives launched in 2005 began to yield results.

As a result of the foregoing, operating loss was reduced to HK$501 million in 2006 compared with HK$544 million in 2005.

Others

“Others” for 2006 was comprised of Sri Lanka, Ghana, Indonesia, Vietnam and Corporate, as well as the non-telecommunications businesses of Vanda IT Solutions & Systems Management Limited (“VISS”) in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to July 2006, when we disposed of our 100% interest in VISS.

In particular Sri Lanka performed very well increasing its customer base to 559,000 as at 31 December 2006.

Turnover for Others in 2006 was HK$505 million, and LBITDA was HK$282 million. The losses were mainly attributable to the inclusion of operating expenses incurred by the start-up operations in Vietnam and Indonesia and operating losses from Ghana and Corporate office expenses. The losses were offset by the improved EBITDA from Sri Lanka.

Outlook

In a short period, Hutchison Telecom has established a strong track record for creating shareholder value. This reflects the solid foundations and excellent management in the Group.

2007 will be a transition year for the Group. We expect to complete the sale of our interests in India in the second quarter of 2007 which will leave the Group exceptionally well capitalised and able to take advantage of opportunities as they arise. Building on this track record, Hutchison Telecom will continue its strategy of becoming a leading mobile operator in dynamic markets. We will seek opportunities in emerging telecoms markets that we believe can create long-term value for our shareholders. With its existing group of businesses, Hutchison Telecom retains an attractive balance between businesses that offer excellent cash generation and those that offer attractive growth prospects. We have high expectations for the opportunities in Indonesia, Vietnam and Sri Lanka, whilst our established operations in Israel and Hong Kong provide improving cash flow and profitability to support these start-ups through their early stages.

2007 will be a year of continued investment in our early stage operations to strengthen our position and take advantage of the opportunities in these markets provide. We anticipate investing on the order of HK$6 billion to HK$7 billion in capital expenditure to expand our operations. We plan to invest in aggregate HK$3 billion to HK$4 billion in Indonesia and up to HK$1 billion in Vietnam during 2007. The balance of the investment is planned for the 3G network in Israel and maintenance expenditure across the rest of our businesses.

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 20 March 2007

Unaudited Key Performance Indicators

Customer Base

	Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005
Country	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)
Hong Kong (incl Macau)	2,139	1,513	626	2,088	1,475	613	2,065	1,431	634	2,009	1,398	611	1,971	1,365	606
India	23,306	3,346	19,960	20,357	3,238	17,119	17,544	3,024	14,520	15,361	2,899	12,462	11,413	2,535	8,878
Israel	2,669	1,888	781	2,626	1,854	772	2,585	1,817	768	2,560	1,798	762	2,529	1,775	754
Thailand	728	311	417	737	318	419	738	329	409	747	346	401	732	345	387
Others	759	5	5	661	5	5	537	5	5	425	5	5	296	5	5
Total	29,601			26,469			23,469			21,102			16,941

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	“Others” is currently comprised of Ghana and Sri Lanka.

ARPU1

		Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	156	208	29	151	204	28	152	206	28	147	199	28	153	204	34
India	INR	414	1,114	290	420	1,066	293	433	1,116	283	454	1,118	285	511	1,155	310
Israel	NIS	159	5	5	164	5	5	158	5	5	152	5	5	148	5	5
Thailand	THB	538	913	252	545	923	251	582	961	265	643	1,000	332	627	969	321
Others	USD	4.94	5	5	5.27	5	5	5.65	5	5	5.91	5	5	6.25	5	5

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	“Others” is currently comprised of Ghana and Sri Lanka.

MOU1

	Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	489	671	49	474	659	48	460	643	47	451	628	47	455	632	50
India	429	887	347	406	839	319	392	804	301	378	753	282	385	728	278
Israel	316	5	5	322	5	5	307	5	5	301	5	5	287	5	5
Thailand	754	1,050	530	731	973	543	684	901	503	668	880	483	662	861	484
Others	118	5	5	120	5	5	131	5	5	129	5	5	138	5	5

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	“Others” is currently comprised of Ghana and Sri Lanka.

Churn1

	Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.7%	1.8%	10.1%	4.0%	1.8%	7.8%	3.9%	2.0%	7.3%	4.5%	2.0%	8.7%	4.2%	2.2%	7.5%
India	4.9%	4.1%	5.0%	5.1%	4.3%	5.2%	5.1%	5.0%	5.1%	5.2%	5.2%	5.2%	5.7%	5.2%	5.8%
Israel	1.3%	5	5	1.2%	5	5	1.4%	5	5	1.4%	5	5	1.0%	5	5
Thailand	7.0%	4.5%	9.0%	6.8%	4.9%	8.4%	6.9%	5.1%	8.5%	5.4%	3.4%	7.2%	6.4%	3.8%	8.8%
Others	2.3%	5	5	2.1%	5	5	2.0%	5	5	2.1%	5	5	3.9%	5	5

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	“Others” is currently comprised of Ghana and Sri Lanka.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

CONSOLIDATED INCOME STATEMENT

		For the year ended 31 December
	Note	2005		2006	2006
		HK$ millions		HK$ millions	US$ millions
					(Note 11)
Continuing operations:
Turnover
	3	24,356		33,378	4,290
Cost of inventories sold		(2,331)		(2,305)	(296)
Staff costs		(2,319)		(2,666)	(343)
Depreciation and amortisation		(4,367)		(5,076)	(652)
Other operating expenses		(13,256)		(18,330)	(2,356)
Operating profit before disposal of investments and others
		2,083		5,001	643
Profit on disposal of investments and others, net	5	71		44	6
Operating profit		2,154		5,045	649
Interest income		65		121	16
Interest and other finance costs		(1,669)		(2,763)	(356)
Share of results of associates		86		(1)	—
Profit before taxation		636		2,402	309
Taxation	6	(434)		(826)	(106)
Profit for the year from continuing operations		202		1,576	203
Discontinued operations:
Loss from discontinued operations		(352)		—	—
Profit/(loss) for the year		(150)		1,576	203
Attributable to:
Equity holders of the Company:
— continuing operations		(416)		201	26
— discontinued operations		(352)		—	—
		(768)		201	26
Minority interest — continuing operations		618		1,375	177
		(150)		1,576	203
Dividends	7	—		—	—
Earnings/(loss) per share from continuing operations attributable to the equity holders of the Company:	8
— basic		HK$	(0.09)	HK$ 0.04	US$ 0.01
— diluted		HK$	(0.09)	HK$ 0.04	US$ 0.01
Earnings/(loss) per share attributable to the equity holders of the Company:	8
— basic		HK$	(0.17)	HK$ 0.04	US$ 0.01
— diluted		HK$	(0.17)	HK$ 0.04	US$ 0.01

Consolidated Balance Sheet

	As at 31 December
	2005	2006	2006
	HK$ millions	HK$ millions	US$ millions
			(Note 11)
ASSETS
Current assets
Cash and cash equivalents	2,436	2,048	263
Restricted cash	1	–	–
Trade and other receivables	10,009	10,090	1,297
Stocks	688	436	56
Derivative financial assets	9	23	3
Total current assets	13,143	12,597	1,619
Non-current assets
Fixed assets
	24,591	31,962	4,108
Goodwill	9,688	19,571	2,516
Other intangible assets	9,182	10,760	1,383
Other non-current assets	2,067	3,829	492
Deferred tax assets	918	997	128
Interests in associates	2	2	–
Total non-current assets	46,448	67,121	8,627
Total assets	59,591	79,718	10,246
LIABILITIES
Current liabilities
Trade and other payables	10,535	13,479	1,732
Borrowings	7,690	16,048	2,063
Current income tax liabilities	130	153	20
Derivative financial liabilities	116	185	24
Total current liabilities	18,471	29,865	3,839
Non-current liabilities
Borrowings	19,002	23,369	3,004
Deferred tax liabilities	963	1,075	138
Other non-current liabilities	1,333	2,992	384
Total non-current liabilities	21,298	27,436	3,526
Total liabilities	39,769	57,301	7,365
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital
	1,188	1,191	153
Reserves	14,982	15,468	1,988
	16,170	16,659	2,141
Minority interest	3,652	5,758	740
Total equity	19,822	22,417	2,881
Total equity and liabilities	59,591	79,718	10,246
Net current liabilities	5,328	17,268	2,220
Total assets less current liabilities	41,120	49,853	6,407

Notes

1. General information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

2.    Basis of preparation and principal accounting policies

The principal accounting policies adopted in the preparation of the accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)    Basis of preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”, which term collectively includes Hong Kong Accounting Standards (“HKAS”) and related interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

As at 31 December 2006, the Group had net current liabilities of HK$17,268 million (2005 - HK$5,328 million). Whilst the Group’s operations have generated cash during the year, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans, including the Group’s HK$9 billion credit facility. The Group expects that it will fund the substantial capital required to build, maintain and operate the telecommunications networks through a combination of cash flow from operating activities, proceeds from the sale of its interests in its Indian business and bank borrowings.

(b)    Changes in accounting policies

In 2006, the Group adopted the new or revised HKFRS standards below, which are relevant to its operations.

Amendment to HKFRS 4	Insurance contracts – financial guarantee contracts
Amendment to HKAS 21	The effects of changes in foreign exchange rates

– Net investment in a foreign operation

Amendments to HKAS 39	Financial instruments: recognition and measurement

– financial guarantee contracts

– cash flow hedges accounting of forecast intra-group transactions

– the fair value option

HKFRS Interpretation 4	Determining whether an arrangement contains a lease
HKFRS Interpretation 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

The adoption of the amendment to HKFRS 4, amendments to HKAS 39, HKFRS Interpretation 4 and HKFRS Interpretation 5 did not result in substantial changes to the Group’s accounting policies. In summary:

•

The amendments to HKFRS 4 and HKAS 39 on financial guarantee contracts introduce a requirement to recognise the fair value of financial guarantees issued under HKAS 39, unless the entity has previously asserted that it regards such contracts as insurance contracts.

•

The amendment to HKAS 39 on cash flow hedge accounting of forecast intra-group transactions specifically permits hedge accounting to be adopted in consolidated financial statements in respect of the foreign exchange risk of a highly probable forecast intra-group transaction, but only if the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and if the foreign currency risk will affect consolidated profit or loss.

•	The amendment to HKAS 39 on the fair value option restricts the circumstances under which the fair value option in HKAS 39 can be taken advantage of, compared to the original HKAS 39.

•

HKFRS Interpretation 4 looks at the question as to whether certain supply arrangements contain in substance a lease that should be recognised by both the lessor and lessee in accordance with HKAS 17 “Leases”.

•

HKFRS Interpretation 5 considers the situation where an entity is expected to incur costs in the future for decommissioning, restoration and/or environmental rehabilitation and contributes to a fund, which will later cover those costs.

The amendment to HKAS 21 relates to circumstances under which a loan from fellow subsidiaries can be regarded as part of net investment in a foreign operation, hence the exchange differences arising on those loans should be recorded directly in equity. The adoption of the amendment to HKAS 21 has resulted in a change in accounting policy relating to foreign currency translation. The Group’s loans to a subsidiary in Indonesia, which are denominated in US dollars, are regarded as part of net investment in a foreign operation and the exchange differences arising on those loans are recorded directly in equity. The effect of this change on income statement, earnings/(loss) per share, capital and reserves attributable to equity holders of the Company, and the minority interest is summarised below:

(i)    Effect on the profit or loss and loss per share for the year ended 31 December 2005 and cumulative effect on various balance sheet items as at 31 December 2005

Amendment to HKAS 21	Year ended 31 December 2005: HK$ millions
Increase in other operating expenses	9
Decrease in profit for the year	(9)
Increase in loss attributable to equity holders of the Company	(9)
Loss per share – basic HK	$(0.00)
Loss per share – diluted	N/A
Net assets as at 31 December 2005	—
Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2005	—
Impact of change in accounting policy on the year ended 31 December 2005
Loss attributable to equity holders of the Company	(9)
Exchange reserve	9
Cumulative impact of change in accounting policy as at 31 December 2005	—
Minority interest as at 31 December 2005	—
Total equity as at 31 December 2005	—

The effect of adoption of the amendment to HKAS 21 is considered not material as at and for the year ended 31 December 2005. Accordingly, no changes have been made to the 2005 comparatives.

(ii) Effect on the profit or loss and earnings per share for the year ended 31 December 2006 and cumulative effect on various balance sheet items as at 31 December 2006

Amendment to HKAS 21	Year ended 31 December 2006: HK$ millions
Increase in other operating expenses		14
Decrease in profit for the year		(14)
Decrease in profit attributable to equity holders of the Company		(14)
Earnings per share – basic and diluted	HK$	(0.00)
Net assets as at 31 December 2006		—
Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2006		—
Impact of change in accounting policy on the year ended 31 December 2006
Profit attributable to equity holders of the Company		(14)
Exchange reserve		14
Cumulative impact of change in accounting policy as at 31 December 2006		—
Minority interest as at 31 December 2006		—
Total equity as at 31 December 2006		—

At the date of authorisation of the accounts, the following new standards, amendments to standards and interpretations have been issued but are not effective for the year ended 31 December 2006:

HKFRS 7 Financial instruments disclosures

Amendment to HKAS 1 Presentation of financial statements – capital disclosures

HK(IFRIC) Interpretation 7 Applying the restatement approach under HKAS 29 “Financial Reporting in Hyperinflationary Economies”

HK(IFRIC) Interpretation 8 Scope of HKFRS 2

HK(IFRIC) Interpretation 9 Reassessment of embedded derivatives

HK(IFRIC) Interpretation 10 Interim reporting and impairment

HK(IFRIC) Interpretation 11 HKFRS 2 – Group and treasury share transactions

The Group did not early adopt any of these new standards, amendments to standards and interpretations. The adoption of these new standards, amendments to standards and interpretations in future periods is not expected to result in substantial changes to the Group’s accounting policies.

3.    Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

HK$ millions	2005	2006
Mobile telecommunications services	20,986	29,271
Mobile telecommunications products	651	1,450
Fixed-line telecommunications services	2,204	2,406
Other non-telecommunications businesses	515	251
	24,356	33,378

4.    Segment information

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on the operating profit. The segment analysis is provided for the Group’s continuing operations. The segment information on turnover, operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

As at and for the year ended 31 December 2005

HK$ millions	Hong Kong and Macau			India	Israel	Thailand	Others*	Total
	Mobile	Fixed-line	subtotal
Turnover	1,045	662	24,356	3,837	2,204	6,041	9,996	6,612
Operating costs	(1,060)	(880)	(17,906)	(3,068)	(1,508)	(4,576)	(6,759)	(4,631)
Depreciation and amortisation	(529)	(85)	(4,367)	(1,189)	(618)	(1,807)	(797)	(1,149)
Operating profit/(loss) before disposal of investments and others	(544)	(303)	2,083	(420)	78	(342)	2,440	832
Profit/(loss) on disposal of investments and others, net	—	—	71	—	—	—	76	(5)
Operating profit/(loss)	(544)	(303)	2,154	(420)	78	(342)	2,516	827
Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(73)	—	(99)	(26)	—	(26)	—	—
Provision for trade receivables	(3)	—	(281)	(3)	(31)	(34)	(242)	(2)
Share-based payments	—	(53)	(109)	—	(18)	(18)	—	(38)
Total assets	5,057	3,523	59,591	8,117	10,785	18,902	20,363	11,746
Total liabilities	(8,905)	(5,546)	(39,769)	(6,386)	(1,245)	(7,631)	(10,873)	(6,814)
Capital expenditures on – fixed assets	282	321	4,718	415	425	840	2,744	531
– other intangible assets	75	—	650	477	98	575	—	—

* “Others” segment as at and for the year ended 31 December 2005 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore.

As at and for the year ended 31 December 2006

	Hong Kong and Macau
HK$ millions	Mobile	Fixed-line	subtotal	India	Israel	Thailand	Others*	Total
Turnover	1,017	505	33,378	4,199	2,406	6,605	15,455	9,796
Operating costs	(960)	(787)	(23,301)	(2,850)	(1,532)	(4,382)	(10,555)	(6,617)
Depreciation and amortisation	(558)	(58)	(5,076)	(1,102)	(615)	(1,717)	(1,272)	(1,471)
Operating profit/(loss) before disposal of investments and others	(501)	(340)	5,001	247	259	506	3,628	1,708
Profit on disposal of investments and others, net	—	—	44	—	—	—	—	44
Operating profit/(loss)	(501)	(340)	5,045	247	259	506	3,628	1,752
Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	—	—	(26)	(26)	—	(26)	—	—
Provision for trade receivables	(17)	(5)	(307)	(1)	(36)	(37)	(194)	(54)
Share-based payments	—	(38)	(116)	(20)	(19)	(39)	—	(39)
Impairment on fixed assets	—	—	(16)	(16)	—	(16)	—	—
Total assets	5,072	4,899	79,718	7,986	10,794	18,780	38,172	12,795
Total liabilities	(10,562)	(2,297)	(57,301)	(7,291)	(6,161)	(13,452)	(24,105)	(6,885)
Capital expenditures on – fixed assets	112	393	9,119	284	466	750	7,016	848
– other intangible assets	—	1,341	1,836	453	32	485	9	1

*	“Others” segment as at and for the year ended 31 December 2006 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to the date of disposal in July 2006.

5.    Profit on disposal of investments and others, net

HK$ millions	2005	2006
Net (loss)/profit on partial disposal of subsidiaries	44	(1)
Negative goodwill on additional equity interests in a subsidiary acquired	27	—
Negative goodwill on acquisition of transmission business	—	45
	71	44

(i)    Year ended 31 December 2005

During the period from 20 April 2005 (the deemed acquisition date) to 31 December 2005, the Group’s shareholding in Partner Communications Company Ltd. (“Partner”) was diluted by approximately 0.4% to 51.8% following the exercise of share options held by Partner’s option holders, and recorded a loss on partial disposal of a subsidiary of approximately HK$5 million.

On 30 June 2005, Essar Teleholding Limited (“ETH”), a shareholder of Hutchison Essar Limited (“Hutchison Essar”) exercised a call option to acquire approximately 4% of the issued share capital of Hutchison Essar at a price equal to approximately HK$476 million from Usha Martin Telematics Limited (“UMT”) and Jaykay Finholding (India) Private Limited (“JKF”), both of which are subsidiaries of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$49 million.

In December 2005, ETH transferred to UMT approximately 0.57% of the issued share capital of Hutchison Essar. Such transfer was effected in consideration of certain promises including the waiver of all purchase rights in respect of the shares of Hutchison Essar comprising approximately 3.16% of the issued share capital of Hutchison Essar previously owned by Max Telecom Ventures Limited, a shareholder of Hutchison Essar. In this connection, the fair value of the 0.57% equity interest in Hutchison Essar, being the negative goodwill arising from the acquisition of the 0.57% additional equity interest in Hutchison Essar, amounted to approximately HK$27 million and was recognised directly in the consolidated income statement for the year ended 31 December 2005.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$71 million for the year ended 31 December 2005.

(ii)    Year ended 31 December 2006

During the year ended 31 December 2006, the Group’s shareholding in Partner was diluted by approximately 0.7% to 51.1% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$1 million.

In July 2006, Partner completed the acquisition of the transmission business of Med-1 I.C.1 (1999) Ltd. and recorded negative goodwill of HK$45 million.

In July 2006, Hutchison Global Communications Holdings Limited disposed of its 100% interest in Vanda IT Solutions & Systems Management Limited (“VISS”) for a consideration of HK$105 million to a wholly owned subsidiary of Hutchison Whampoa Limited (“HWL”). There was no gain or loss arising from the disposal.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$44 million for the year ended 31 December 2006.

6.    Taxation

	Year ended 31 December 2005			Year ended 31 December 2006
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong	31	6	37	(2)	—	(2)
Outside Hong Kong	198	199	397	898	(70)	828
	229	205	434	896	(70)	826

Hong Kong profits tax has been provided for at the rate of 17.5% (2005 – 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge/(credit) at respective applicable tax rate and the Group’s tax charge for the years were as follows:

HK$ millions	2005	2006
Tax calculated at the domestic rates applicable to profits in the country concerned	1,143	619
Income not subject to taxation	(803)	(278)
Expenses not deductible for taxation purposes	126	115
Recognition of previously unrecognised tax losses of subsidiaries	(729)	(693)
(Over)/under provision in prior year	22	(21)
Tax losses not recognised	673	1,084
Effect of change in tax rate	2	—
Total taxation charge	434	826

The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

7.    Dividends

The Company did not declare any dividends for the years ended 31 December 2005 and 2006.

As at 31 December 2006, the Group had consolidated accumulated losses of HK$6,915 million (2005 – HK$7,114 million), representing accumulated losses in a majority of the Company’s subsidiaries. Under the Company’s HK$9 billion credit facility with a group of international banks, the Company is restricted in its ability to pay dividends. As at 31 December 2006, HK$5,180 million (2005 – HK$4,858 million) was outstanding under this facility.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed.

Certain of the Company’s subsidiaries in Hong Kong and India have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiaries in Hong Kong and India are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

8.    Earnings/(loss) per share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005	2006
Weighted average number of shares in issue	4,602,460,429	4,754,324,568
Profit/(loss) from continuing operations attributable to the equity holders of the Company (HK$ millions)	(416)	201
Basic earnings/(loss) per share from continuing operations (HK$ per share)	(0.09)	0.04
Loss from discontinued operations attributable to the equity holders of the Company (HK$ millions)	(352)	—
Basic loss per share from discontinued operations (HK$ per share)	(0.08)	N/A
Profit/(loss) attributable to the equity holders of the Company (HK$ millions)	(768)	201
Basic earnings/(loss) per share attributable to the equity holders of the Company (HK$ per share)	(0.17)	0.04

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2005	2006
Weighted average number of shares in issue	4,602,460,429	4,754,324,568
Adjustment for share options (Note)	—	18,239,878
Weighted average number of shares for diluted earnings/(loss) per share	4,602,460,429	4,772,564,446
Diluted earnings/(loss) per share from continuing operations (HK$ per share)	(0.09)	0.04
Diluted loss per share from discontinued operations (HK$ per share)	(0.08)	N/A
Diluted earnings/(loss) per share attributable to the equity holders of the Company (HK$ per share)	(0.17)	0.04

Note:	The conversion of all potential ordinary shares arising from share options granted by the Company would have an anti-dilutive effect on the loss per share for the year ended 31 December 2005. Accordingly, the weighted average number of shares were not adjusted for the year ended 31 December 2005 for computing the diluted earnings/(loss) per share.

9.    Trade receivables, net of provision

HK$ millions	2005	2006
The ageing analysis of the trade receivables, net of provision for trade receivables is as follows:
Current	2,442	2,212
31-60 days	347	648
61-90 days	161	173
Over 90 days	315	530
	3,265	3,563

Analysis of provision for trade receivables is as follows:

HK$ millions	2005	2006
At the beginning of year	639	822
Relating to subsidiaries acquired	158	54
Relating to subsidiaries disposed of	—	(33)
Charge to the operating expense	281	307
Write-off during the year	(237)	(294)
Exchange translation differences	(19)	53
At end of year	822	909

The average credit period granted by the Group to customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or via major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments via major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

10.    Trade payables

HK$ millions	2005	2006
The ageing analysis of the trade payables is as follows:
Current	586	1,150
31-60 days	560	504
61-90 days	660	521
Over 90 days	400	356
	2,206	2,531

11.    US dollar equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 29 December 2006, which was HK$7.78 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

CAPITAL RESOURCES AND LIQUIDITY

The capital and reserves attributable to equity holders of the Company as at 31 December 2006 were approximately HK$16,659 million, compared to HK$16,170 million as at 31 December 2005. The ratio of our total debts to total assets as at 31 December 2006 was approximately 49%.

The net debt of the Group was approximately HK$37,369 million, comprising the cash and cash equivalents of approximately HK$2,048 million and borrowings of approximately HK$39,417 million, as follows:

As at 31 December 2006

	Cash and Total debts	cash equivalents	Net debt
	HK$ millions	HK$ millions	HK$ millions
Hong Kong and Macau:
Mobile telecommunications	5,090	128	4,962
Fixed-line telecommunications	5,192	230	4,962
India	15,713	1,119	14,594
Israel	4,280	146	4,134
Thailand	8,681	35	8,646
Others	461	390	71
	39,417	2,048	37,369

The Group’s borrowings at 31 December 2006 are denominated and repayable as follows:

	HK$	USD	INR	NIS	THB	JPY	Total
Within 1 year	0.2%	0.1%	18.5%	0.2%	5.0%	16.7%	40.7%
In year 2	13.3%	13.9%	14.1%	0.6%	0.0%	0.0%	41.9%
In year 3	0.0%	0.1%	4.5%	2.9%	0.0%	0.0%	7.5%
In year 4	0.0%	0.0%	0.0%	3.2%	0.0%	0.0%	3.2%
In year 5	0.0%	2.8%	0.0%	3.1%	0.0%	0.0%	5.9%
Beyond 5 years	0.0%	0.0%	0.0%	0.8%	0.0%	0.0%	0.8%
	13.5%	16.9%	37.1%	10.8%	5.0%	16.7%	100.0%

As at 31 December 2006, approximately 73.4% of the Group’s borrowings bear interest at floating rates and the remaining 26.6% are at fixed rates.

As at 31 December 2006, total borrowings of HK$8,042 million (2005 – HK$7,488 million) in respect of Thailand are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 31 December 2006, fixed assets and current assets of certain subsidiaries amounting to HK$27,603 million (2005 – HK$11,520 million) and HK$30,077 million (2005 – HK$6,756 million), respectively were used as collateral for certain of the borrowings. The current portion of borrowings of the Group is secured to the extent of HK$6,594 million (2005 – HK$868 million). The non-current portion of borrowings of the Group is secured to the extent of HK$18,249 million (2005 – HK$16,748 million).

Except for the Japanese Yen loans that related to the Thailand operations, the other non-HK dollar and non-US dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned. As at 31 December 2006, the Group has currency swap and forward foreign exchange contracts arrangements with banks to swap Japanese Yen borrowings of JPY101,676 million or HK$6,578 million (2005 – currency swap arrangements JPY24,195 million or HK$1,595 million) and US dollar borrowings of US$17 million or HK$131 million (2005 – US$22 million or HK$175 million) into Thai Baht borrowings to match currency exposure of the underlying business. In addition, the Group has entered into derivative transactions in order to protect itself against increases in the Israeli Consumer Price Index (“CPI”) in respect of CPI-linked notes issued by Partner.

As at 31 December 2006, we had cash and cash equivalents of HK$2,048 million, of which 15.6% were denominated in HK dollars, 17.8% in US dollars, 52.8% in Indian Rupees, 7.0% in New Israeli Shekels, 1.7% in Thai Baht and 5.1% in other currencies.

The Group’s capital expenditures for the years ended 31 December 2006 and 2005 are as follows:

Capital expenditure Capital expenditure on on fixed assets other intangible assets

HK$ millions	2005	2006	2005	2006
India	2,744	7,016	—	9
Israel	531	848	—	1
Hong Kong mobile	415	284	477	453
Hong Kong fixed-line	425	466	98	32
Thailand	282	112	75	—
Others	321	393	—	1,341
Total capital expenditure	4,718	9,119	650	1,836

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risk management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

CONTINGENT LIABILITIES

As at 31 December 2006, the Group had contingent liabilities in respect of the following:

(a)    performance guarantees amounting to approximately HK$319 million.

(b)    a claim against the Group’s subsidiaries in Israel, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The claim to date amounts to approximately HK$1,014 million. At this stage, and until the claim is recognised as a class action, the Group and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. In addition, the Group and its legal counsel are of the opinion that even if the request to recognise this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will likely be significantly lower than the abovementioned amount.

(c)    claims against the Group’s subsidiaries in India in respect of certain taxes (income tax, service tax and Central Excise), duties and other demands under adjudication, dispute and/or appeal. The claims to date amount to approximately HK$251 million. The Group and its legal counsel are vigorously defending all claims. No amounts have been recognised in respect of the contingent liabilities as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims.

RECENT EVENTS

(a)    Disposal of the Company’s Indian mobile telecommunications operation (the “Sale Group”)

On 11 February 2007, the Company entered into an agreement to sell its entire direct and indirect equity and loan interests, held through subsidiaries, in the Sale Group to Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11,080 million (approximately HK$86,570 million) (the “Transaction”). The Transaction is conditional on the Company’s shareholders’ approval and Indian regulatory approvals. The Transaction was subsequently approved by shareholders at the extraordinary general meeting held on 9 March 2007.

Subsequently, ETH and certain affiliates (“Essar”) have asserted various rights in relation to the Transaction and have threatened to commence proceedings in the Indian courts in order to enforce those alleged rights, including by preventing completion of the Transaction. On 15 March 2007, the Company entered into a conditional settlement agreement (the “Settlement Agreement”) with Essar pursuant to which Essar agreed to, amongst others: (i) refrain from doing anything which would prevent, delay or inhibit completion of the Transaction; (ii) use all reasonable endeavours to ensure completion of the Transaction is achieved as soon as practically possible; (iii) waive rights it has or claims to have in respect of certain matters including those related to the Transaction; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, the Company agreed to make scheduled payments aggregating US$415 million (approximately HK$3,243 million) before interest.

Upon completion of the Transaction and payment under the Settlement Agreement, the Group is expected to realise an estimated pre-tax gain of approximately US$9,195 million (HK$71,847 million) and net cash inflow of approximately US$10,585 million (HK$82,708 million).

(b)    Petition alleging breach of Foreign Direct Investment regulations (the “FDI Regulations”) in India

On 7 March 2007 the Company received a copy of a petition (the “Petition”) that had been filed with the High Court of Delhi in India naming the Company, Hutchison Essar, the Indian government and various other Indian parties as respondents. The Petition alleged, amongst others, that by virtue of the Company’s arrangements with certain Indian shareholders of Hutchison Essar, its foreign shareholding in Hutchison Essar was in breach of the FDI Regulations. The Petition requested that Hutchison Essar’s telecommunications licence be cancelled, investigations and proceedings against various parties for violation of Indian regulations be instituted and shares in Hutchison Essar held in breach of the FDI Regulations be confiscated. On 9 March 2007 the court adjourned the hearing of the Petition indefinitely, noting that the issues raised in the Petition were already being considered by competent Indian governmental authorities. The court also declined to require any of the respondents, including the Company and Hutchison Essar, to respond to the Petition. The Company considers that the Petition is entirely without merit and will take all necessary actions to vigorously defend the groundless allegations made against the Company and Hutchison Essar.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is fully compliant with all code provisions of the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2006.

GENERAL INFORMATION

The consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2006 have been reviewed by the audit committee of the Company and audited by the Company’s auditors, PricewaterhouseCoopers. The auditors’ report will be included in the Annual Report to Shareholders.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 8 May 2007. Notice of the Annual General Meeting will be published and issued to shareholders in due course.

NON-GAAP MEASURES

While non-GAAP measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under generally accepted accounting principles (“GAAP”) in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Michael John O’CONNOR	Mr. Martin Wolfgang Michlmayr
Mr. Aldo MAREUSE	(Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 20 March 2007

Exhibit 1.2

HUTCHISON TELECOM REPORTS RECORD PROFIT FOR 2006

MOBILE CUSTOMER BASE SURGES 75% TO 30 MILLION

Key Highlights:

•	Record profit for the year of HK$1,576 million from a loss in 2005

•	Mobile customer base grew 75% to 30 million worldwide

•	Turnover increased 37% to HK$33.4 billion

•	EBITDA surges 56% to HK$10.1 billion

•	Profit attributable to equity holders turns positive to HK$201 million

•	Proposed sale of India interests at significant premium

Financial highlights:

		2005	2006		Change
		HK$ million	HK$ million		%
Continuing operations:
Turnover		24,356		33,378	+37%
Operating profit before disposal of investments and others		2,083		5,001	+140%
Profit before taxation		636		2,402	+278%
Profit/(loss) for the year		(150)		1,576	—
Profit/(loss) attributable to equity holders of the Company:		(768)		201	—
Earnings/(loss) per share	HK$	(0.17)	HK$	0.04	—

(Hong Kong, 20 March 2007) Hutchison Telecommunications International Limited (“Hutchison Telecom”, the “Company” or the “Group”; SEHK: 2332, NYSE: HTX) is pleased to announce record profit of HK$1,576 million for the full year ended 31 December 2006, backed by strong operating results from India and Israel, a return to operating profit in the mobile business in Hong Kong and the first positive EBITDA in Thailand. In line with the increase in profit, the Group recorded a profit attributable to equity holders of HK$201 million.

Turnover increased by 37% in 2006 to HK$33,378 million, driven by a 75% increase in the Group’s customer base, which stood at just under 30 million at the end of 2006.

Earnings before Interest, Taxation, Depreciation and Amortisation (“EBITDA”) increased 56% to HK$10,077 million and EBITDA margin increased to 30.2% compared to margins of 26.5% in 2005. Excluding its start-up operations all of the Group’s businesses recorded an increase in EBITDA with particularly strong contributions from India and Israel, as well as increased EBITDA from the mobile operations in Hong Kong and the first positive EBITDA recorded by the operations in Thailand. These increases were partially offset by the start-up losses in Vietnam and Indonesia.

Profit before taxation from continuing operations increased 278% to HK$2,402 million despite increased interest charges resulting from higher levels of debt incurred to finance increased investment and several acquisitions that were completed during the year.

Basic earnings per share were HK$0.04 for 2006, compared with a loss of HK$0.17 per share in the previous year. The Company did not declare any dividends for the year ended 31 December 2006.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “2006 was a year of tremendous achievement for Hutchison Telecom. The work we began in 2005 formed the base for our excellent results, including record profits and our first annual profit attributable to shareholders.”

“We work every day to build value in the dynamic markets in which we operate and are confident that we will further improve our businesses and profitability in 2007,” Mr Lui said.

On 12 February 2007, the Group announced the proposed sale of its entire interest in Hutchison Essar Limited (“Hutchison Essar”) in India to Vodafone for a consideration of US$11,080 million. The Board of Directors has since proposed to declare a special dividend of HK$6.75 per share on completion of the sale.

“We built one of the most successful, respected and valuable businesses serving India’s growing telecom market and we were able to lock-in that value for shareholders and achieve a substantial return on the Group’s investment at a significant premium. We currently expect the transaction to close during the second quarter of 2007 which will leave us as one of the best capitalised telecom companies in the region” Mr Lui said.

Operations review

India

•	Customer base surges to approximately 23.3 million – 104% year-on-year growth

•	Turnover increases 55% to HK$15,455 million

•	EBITDA rises 51% to HK$4,900 million

2006 was a landmark year for the Group’s Indian operation Hutchison Essar. The company reported excellent results despite continued competition in the market and some downward pressure on pricing. Its number of licences grew from 13 “circles” (“Hutch 13”) to 22 out of India’s 23 circles in 2006. The remaining pending licence, for the circle of Madhya Pradesh, was obtained in early 2007.

The company registered record growth in its customer base of 104% to 23.3 million, driven by aggressive network expansion together with the introduction of attractive product plans in prepaid and the acquisition of Hutchison Essar Cellular Limited (formerly BPL Mobile Cellular Limited) (“HECL”).

The surge in customer base drove the increase in turnover to HK$15,455 million, a 55% year on year increase. EBITDA was HK$4,900 million in 2006 and the EBITDA margin was 31.7%.

Operating profit before disposal of investments and others was HK$3,628 million in 2006, an increase of 49%.

Capital expenditure was HK$7,016 million. The underlying Hutch 13 capital expenditure was in line with our expectations but overall capital expenditure ended up being lower than originally forecast primarily because of lower capital expenditure in HECL and delays in the receipt licences.

Hong Kong and Macau

Combined turnover from the Group’s fixed and mobile businesses in Hong Kong and Macau was HK$6,605 million in 2006. EBITDA was HK$2,223 million in 2006 and the EBITDA margin was 33.7%.

Hong Kong and Macau mobile

•	Customer base of 2.1 million

•	Turnover increases 9% to HK$4,199 million

•	EBITDA increases 75% to HK$1,349 million

•	Over 800,000 3G customers as at 20 March, 2007

Despite intense competition in Hong Kong during 2006, turnover increased 9% to HK$4,199 million in driven primarily by healthy growth in ARPU from 3G contract customers. The businesses also recorded a 75% increase in EBITDA and an improvement in EBITDA margin from 20% in 2005 to 32.1% in 2006. As a result of the strong operating performance, operating profit increased to HK$247 million from a loss of HK$420 million in 2005.

By the end of 2006, the mobile customer base in Hong Kong and Macau stood at 2.1 million, an increase of 9% compared with 2005. The Group’s Hong Kong mobile business continues to report excellent growth in its 3G customer base which is now over 800,000.

Hong Kong fixed line

•	Turnover increases 9% year-on-year to HK$2,406 million

•	EBITDA increases to HK$874 million

The market for fixed line services in Hong Kong showed improvement in 2006 as some of the wholesale and retail prices began to firm against a backdrop of continued volume growth.

The increase in turnover was driven primarily by international and local data services and residential broadband services. EBITDA was HK$874 million in 2006 compared with HK$696 million in 2005, which represented a strong improvement in the EBITDA margin to 36.3% compared with 31.6% in 2005. As a result, operating profit increased over threefold to HK$259 million in 2006.

Israel

•	Customer base of 2.7 million

•	Turnover increases 12% to HK$9,796 million

•	EBITDA increases 18% to HK$ 3,179 million

Partner Communications Company Limited (“Partner”) recorded excellent results for the year, with the company again achieving record profitability. The company reported healthy growth in its customer base, most coming from the business sector. The share of 3G customers in its base also increased to more than 10%, providing important revenue streams to support future growth.

Partner’s turnover increased to HK$9,796 million, a 12% increase compared to total pro forma turnover of HK$8,750 million in 2005, backed by growth in service revenue resulting from higher minutes of use. EBITDA in 2006 increased to HK$3,179 million and EBITDA margin improved to 32.5% in 2006 from 30.0% in 2005.

As a result of this stronger operating performance, operating profit before disposal of investments and others increased to HK$1,708 million in 2006 compared with HK$832 million in 2005. This represented 34% of the Group’s operating profit before disposal of investments and others.

Vietnam

During the fourth quarter 2006 the Group’s Vietnamese operation HT Mobile opened three exclusive flagship shops and added major dealer shops in key cities, laying the foundation to provide customers with dependable wireless voice service with flexible calling plans, as well as advanced high-speed multi-media data services available on a wide range of handsets. The Company subsequently launched commercial services in January 2007.

Entering Vietnam marks a significant step forward for Hutchison Telecom and its vision of delivering growth through investment in attractive telecom markets. Vietnam is one of the most vibrant and high growth economies in the region. Leveraging on Hutchison Telecom’s experience and resources in global procurement, content development and technology deployment, HT Mobile is well positioned to succeed.

Indonesia

The Group’s strategic investment to enter the Indonesia market, one of the most exciting growth markets in the region, is set to launch both 2G and 3G service on 30 March, 2007. With a sizeable population of approximately 245 million, wireless penetration levels below average for the region and an opportunity that fits the Group’s investment criteria of offering nationwide spectrum with a migration path to the advanced data services offered by 3G the Group views Indonesia as one of the key growth markets in Asia.

Efforts have been made to contain start-up losses through implementation of a very tight operating cost structure with a majority of cross-functional business elements outsourced to leading global service providers. Cost structures have been aligned to grow with future revenue growth.

The Group is confident that Indonesia will be one of its principal growth markets in the years to come.

Thailand

•	Customer base of 728,000

•	Turnover of HK$1,017 million

•	First positive EBITDA of HK$57 million

Considerable work occurred to streamline the operations and re-orient the business in Thailand to better address the market. Management’s efforts to improve operational efficiency over the last year resulted in the business reporting its first positive EBITDA and an EBITDA margin of 5.6% for the year.

Turnover was HK$1,017 million in 2006, a slight decrease owing to extremely aggressive competition in the market and an increase in the ratio of prepaid customers compared with postpaid customers. Despite the difficult operating environment, the business strategy is firmly set on managing the profitability of the customer base. This strategy enabled it to experience less of a decline in ARPU than other competitors in Thailand.

Others

•	Turnover of HK$505 million

•	LBITDA of HK$282 million

“Others” for 2006 comprised Sri Lanka, Ghana, Indonesia, Vietnam and Corporate, as well as the non-telecommunications businesses of Vanda IT Solutions & Systems Management Limited (“VISS”) in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to the date of disposal in July 2006 when the Group disposed of its 100% interest in VISS.

Turnover in 2006 was HK$505 million, and LBITDA was HK$282 million. The losses were mainly attributable to the inclusion of operating expenses incurred by the start-up operations in Vietnam and Indonesia and operating losses from Ghana and Corporate office expenses. The losses were offset by improved EBITDA from Sri Lanka, which performed very well more than doubling its customer base to nearly 600,000 in 2006.

Outlook

In a short period, Hutchison Telecom has established an enviable track record for creating shareholder value. This reflects the solid foundations and excellent management in the Group.

2007 will be a transition year for the Group. Hutchison Telecom expects to complete the sale of its interests in India in the second quarter of 2007 which will leave the Group exceptionally well capitalised and able to take advantage of opportunities as they arise. Building on our successful track record, Hutchison Telecom’s strategy of becoming a leading telecom operator in dynamic markets will drive the business. The Group will seek opportunities in emerging telecoms markets that it believes can create long-term value for its shareholders. With its existing group of businesses, Hutchison Telecom retains an attractive balance between businesses that offer excellent cash generation and those that offer attractive growth prospects. The Group has high expectations for our businesses in Indonesia, Vietnam and Sri Lanka, whilst its established operations in Israel and Hong Kong provide improving cash flow and profitability to support these start-ups through their early stages.

2007 will be a year of continued investment for the Group’s early stage operations to strengthen their position and take advantage of the opportunities in these markets provide. Hutchison Telecom anticipates investing on the order of HK$6 billion to HK$7 billion in capital expenditure to expand its operations. The Group plans to invest in aggregate HK$3 billion to HK$4 billion in Indonesia and up to HK$1 billion in Vietnam during 2007. The balance of the investment is planned for the 3G network in Israel and maintenance expenditure across the rest of our businesses.

- End -

For further information, please contact:
Mickey Shiu	Dan Evans
Corporate Communications	Investors Relations
Work +852 2128 3107	Work +1 425 709 8888
Mobile +852 9092 8233	Mobile +1 425 753 0737
E-mail mickeyshiu@htil.com.hk	Email danevans@htil.com.hk

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom or the Group) is a leading global provider of telecommunication services.

The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and operates or is rolling out mobile services in Macau, India, Israel, Thailand, Sri Lanka, Vietnam, Ghana and Indonesia. It was the first provider of 3G mobile services in Hong Kong and operates brands including “Hutch”, “3”, orange ™ and “HT Mobile”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332.

A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information about Hutchison Telecom, see www.htil.com.

Disclaimer:

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non GAAP measures provides consistency in our financial reporting.

Forward-looking statements:

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Customer Base	Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005
Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,139	1,513	626	2,088	1,475	613	2,065	1,431	634	2,009	1,398	611	1,971	1,365	606
India	23,306	3,346	19,960	20,357	3,238	17,119	17,544	3,024	14,520	15,361	2,899	12,462	11,413	2,535	8,878
Israel	2,669	1,888	781	2,626	1,854	772	2,585	1,817	768	2,560	1,798	762	2,529	1,775	754
Thailand	728	311	417	737	318	419	738	329	409	747	346	401	732	345	387
Others	759			661			537			425			296

Total	29,601			26,469			23,469			21,102			16,941

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end.
A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	“Others” is currently comprised of Ghana and Sri Lanka.

ARPU[1]		Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	156	208	29	151	204	28	152	206	28	147	199	28	153	204	34
India	INR	414	1,114	290	420	1,066	293	433	1,116	283	454	1,118	285	511	1,155	310
Israel	NIS	159			164			158			152			148
Thailand	THB	538	913	252	545	923	251	582	961	265	643	1,000	332	627	969	321

Others	USD	4.94			5.27			5.65			5.91			6.25

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	“Others” is currently comprised of Ghana and Sri Lanka.

MOU[1]	Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	489	671	49	474	659	48	460	643	47	451	628	47	455	632	50
India	429	887	347	406	839	319	392	804	301	378	753	282	385	728	278
Israel	316			322			307			301			287
Thailand	754	1,050	530	731	973	543	684	901	503	668	880	483	662	861	484

Others	118			120			131			129			138

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	“Others” is currently comprised of Ghana and Sri Lanka.

Churn[1]	Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Hong Kong (incl Macau)	4.7%	1.8%	10.1%	4.0%	1.8%	7.8%	3.9%	2.0%	7.3%	4.5%	2.0%	8.7%	4.2%	2.2%	7.5%
India	4.9%	4.1%	5.0%	5.1%	4.3%	5.2%	5.1%	5.0%	5.1%	5.2%	5.2%	5.2%	5.7%	5.2%	5.8%
Israel	1.3%			1.2%			1.4%			1.4%			1.0%
Thailand	7.0%	4.5%	9.0%	6.8%	4.9%	8.4%	6.9%	5.1%	8.5%	5.4%	3.4%	7.2%	6.4%	3.8%	8.8%

Others	2.3%			2.1%			2.0%			2.1%			3.9%

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	“Others” is currently comprised of Ghana and Sri Lanka.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December
	2005	2006		2006
	HK$ millions	HK$ millions		US$ millions
Continuing operations:
Turnover	24,356		33,378		4,290
Cost of inventories sold	(2,331)		(2,305)		(296)
Staff costs	(2,319)		(2,666)		(343)
Depreciation and amortisation	(4,367)		(5,076)		(652)
Other operating expenses	(13,256)		(18,330)		(2,356)

Operating profit before disposal of investments and others	2,083		5,001		643
Profit on disposal of investments and others, net	71		44		6

Operating profit	2,154		5,045		649
Interest income	65		121		16
Interest and other finance costs	(1,669)		(2,763)		(356)
Share of results of associates	86		(1)		—

Profit before taxation	636		2,402		309
Taxation	(434)		(826)		(106)

Profit for the year from continuing operations	202		1,576		203

Discontinued operations:
Loss from discontinued operations	(352)		—		—

Profit / (loss) for the year	(150)		1,576		203

Attributable to:
Equity holders of the Company:
- continuing operations	(416)		201		26
- discontinued operations	(352)		—		—

	(768)		201		26
Minority interest – continuing operations	618		1,375		177

	(150)		1,576		203

Dividends	—		—		—

Earnings / (loss) per share from continuing operations attributable to the equity holders of the Company:
- basic	HK$ (0.09)	HK$	0.04	US$	0.01

- diluted	HK$ (0.09)	HK$	0.04	US$	0.01

Earnings / (loss) per share attributable to the equity holders of the Company:
- basic	HK$ (0.17)	HK$	0.04	US$	0.01

- diluted	HK$ (0.17)	HK$	0.04	US$	0.01

CONSOLIDATED BALANCE SHEET

	As at 31 December
	2005	2006	2006
	HK$ millions	HK$ millions	US$ millions
ASSETS
Current assets
Cash and cash equivalents	2,436	2,048	263
Restricted cash	1	—	—
Trade and other receivables	10,009	10,090	1,297
Stocks	688	436	56
Derivative financial assets	9	23	3

Total current assets	13,143	12,597	1,619

Non-current assets
Fixed assets	24,591	31,962	4,108
Goodwill	9,688	19,571	2,516
Other intangible assets	9,182	10,760	1,383
Other non-current assets	2,067	3,829	492
Deferred tax assets	918	997	128
Interests in associates	2	2	—

Total non-current assets	46,448	67,121	8,627

Total assets	59,591	79,718	10,246

LIABILITIES
Current liabilities
Trade and other payables	10,535	13,479	1,732
Borrowings	7,690	16,048	2,063
Current income tax liabilities	130	153	20
Derivative financial liabilities	116	185	24

Total current liabilities	18,471	29,865	3,839

Non-current liabilities
Borrowings	19,002	23,369	3,004
Deferred tax liabilities	963	1,075	138
Other non-current liabilities	1,333	2,992	384

Total non-current liabilities	21,298	27,436	3,526

Total liabilities	39,769	57,301	7,365

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,188	1,191	153
Reserves	14,982	15,468	1,988

	16,170	16,659	2,141
Minority interest	3,652	5,758	740

Total equity	19,822	22,417	2,881

Total equity and liabilities	59,591	79,718	10,246

Net current liabilities	5,328	17,268	2,220

Total assets less current liabilities	41,120	49,853	6,407